

Mail Stop 3561

September 30, 2009

Mr. David A. DeLorenzo
President and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **RE:  Dole Food Company, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-161345**
> **Filed September 18, 2009**

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed September 18, 2009

General

1.      We note new disclosure regarding a newly formed trust. Please disclose the exemption relied upon and the facts supporting the exemption. In addition, revise to disclose the control person(s) behind the trust and disclose the material terms of the Trust offering.

2.      Your disclosure indicates that this newly formed trust is separate from Dole.
        Please clarify whether this means it is not an affiliate of Dole or Mr. Murdock.

3.      We note the private offering by the Trust.  Please provide us with your analysis
        supporting your ability to conduct a concurrent private placement.  Refer to
        Securities Act Release No 8828 (Aug. 10, 2007).

Prospectus Cover Page

4.      We reissue comment four from our letter dated September 11, 2009.  Item
        501(b)(8)(i) of Regulation S-K requires "an identification of the nature of the
        underwriting arrangements."  Please revise to indicate that this is a firm
        commitment offering.

Summary, page 1

5.      We note your response to prior comment six from our letter dated September 11,
        2009.  Your response indicates that "an investor will be making an investment
        decision based on a balance sheet and leverage level that takes into account" your
        refinancing and other transactions and not your current situation.  Accordingly,
        please briefly expand on your debt-related Summary Risk Factors to address the
        company's then-current debt levels, and indicate the amount due within one year
        compared to the company's anticipated cash balances.  Also revise to reference
        the cross default provisions.

6.      We note your revised disclosure under Contemplated Transactions in Connection
        with the Offering.  Please revise to disclose what, if anything, you will receive in
        exchange for transferring the 85% interest in WWP to Mr. Murdock's affiliates
        and describe any guarantees - including personal guarantees –associated with the
        $115 million in debt that will be relieved or reduced by virtue of the repayments
        made with the IPO proceeds.  Please also explain the reason for entering into this
        transaction.

7.      Also, please include an additional bullet point addressing the net result associated
        with these contemplated transaction for each of Dole, and Mr. Murdock and his
        affiliates, and include a statement indicating whether any of the foregoing will be
        in a more favorable position upon the completion of the transaction with respect
        to indebtedness, guarantees, collateral value, etc.  If so, please revise to provide
        additional detail.  This disclosure may be made later in your document, such as on
        page 41 under Contemplated Transactions in Connection with the Offering, if the
        revisions would require a level of detail inconsistent with the Summary section.

Summary Unaudited Pro Forma and Historical Consolidated Financial Data, page 7

8.      In footnote four to your Summary Unaudited Pro Forma and Historical
        Consolidated Financial Data table you state that income (loss) from continuing
        operations per share, basic and diluted per share data and weighted average shares
        used in computing basic and diluted net income (loss) per share have not been
        adjusted for the share conversion that is contemplated to occur in connection with
        the Merger Transaction.  Please tell us if you will adjust the pro forma data for the
        share conversion and, if so, revise your footnote to clarify that only the historical
        data has not been adjusted.

Risk Factors, page 10

9.      Please revise the second risk factor on page 19 to disclose the amount and percent
        of shares that Mr. Murdock and his affiliates will own to not include the Trust
        offering in addition to the current disclosure.  We note the disclosure on page 20
        that the affiliate may settle the obligation to the trust in cash.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29

10.     We note your disclosure under Contemplated Transactions in Connection with the
        Offering, on page 5, that following the Merger Transaction, you are also
        considering transferring ownership interests in certain non-core assets comprised
        of idle farm land in Latin American you currently hold to other affiliates of Mr.
        Murdock.  Please tell us how you plan to account for this nonmonetary transfer
        pursuant to APB 29.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 20, 2009, page
30

11.     We note the differences between your pro forma adjustments for the Merger
        Transaction and pro forma adjustments for the Transfer Transaction for your
        deferred income tax liabilities ($18,423) and other long-term liabilities ($7,716).
        Please disclose what each difference represents and why these items will remain
        with Merged Dole, as opposed to being transferred-out.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements,
page 33

12.     We note your disclosure on page 121 that prior to the consummation of this
        offering you will enter into a registration rights agreement with Mr. David H.
        Murdock, the only current stockholder.  Please tell us how you considered the
        disclosure requirements set forth in paragraph 12 of FSP EITF 00-19-2 for this
        agreement.

Notes Applying to the Merger Transaction, page 33

13.     We note in footnote (a) that the pro forma adjustments for the Merger Transaction reflect the merger of DHM Holdings with and into Dole. It appears to us that these adjustments reflect the merger of DHM Holdings *excluding Dole* with and into Dole. Please clarify what is being merged with and into Dole.

Notes Applying to the Transfer Transaction, page 33

14.     Please revise to describe each pro forma adjustment for the Transfer Transaction that differs from the corresponding pro forma adjustment for the Merger Transaction, including the assumptions underlying each adjustment. In that regard, we would expect a separate description for each of the following pro forma adjustments for the Transfer Transaction:
   a)  Other assets, net,
   b)  Deferred income tax liabilities,
   c)  Other long-term liabilities,
   d)  Equity attributable to DHM Holding Company, Inc.,
   e)  Interest expense, and
   f)  Income taxes

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Contemplated Transactions in Connection with the Offering, page 42

15.     We note that you will complete other transactions upon consummation of the offering that will result in the elimination of all other current cross-default and cross-acceleration provisions that exist between your senior secured facilities and certain indebtedness of affiliates of DHM Holdings. Please describe in greater detail these other transactions, and tell us whether these transactions are contemplated in the preparation of your pro forma financial statements. In addition, clarify whether any cross-default or cross-acceleration provisions will exist in connection with any of your debt upon consummation of the offering.

Fiscal 2008, page 51

Fiscal Year 2008 vs. Fiscal Year 2007, page 53

Income Taxes, page 54

16.     We note in your response to comment 37 in our letter dated September 11, 2009 that you do not believe it is reasonably possible that a material adjustment will occur in the near term related to the repatriation of the excess of the amounts for

financial reporting over the tax basis of investments. We also note you continue to disclose on page 54 that you currently project you may be required to provide taxes on a portion of your anticipated fiscal 2009 foreign earnings, which would result in an increase in your overall effective tax rate in 2009 versus the rate experienced by you in previous years. Please clarify within your discussion and analysis the likelihood that you will repatriate 2009 foreign earnings.

## Management, page 96

17.     Please revise to indicate whether any of your current audit committee members are independent.

## Executive Compensation, page 101

18.     Your response to prior comment 27 indicates that you revised your disclosure to describe the other subjective factors used to determine base salary. We were unable to locate any revised text, please advise.

19.     We reissue comment 28 from our letter dated September 11, 2009. We note the disclosure on page 103 as to how the incentive pool was funded and we note the added disclosure that the Compensation Committee in its discretion reduced the bonuses paid to the NEO. However, we continue to note a lack of disclosure as to how the incentive pool is allocated between the named executive officers and whether the CFROI target is also the target used to establish the annual incentive for each NEO or whether there are other factors used to establish the incentive awards for the NEOs. Please revise accordingly. We continue to note the reference to "annual financial performance goals" on page 103. If multiple goals are used in determining the annual incentives, please provide clear disclosure as to the specific goals and targets.

20.     We reissue comment 30 from our letter dated September 11, 2009. We note that the cash payments relating to the One-Year Plan were included in the bonus column of the summary compensation table and that this information has been removed from the Grants of Plan Based Awards table. It is unclear why these payments were not included in the non-equity incentive plan compensation. We note your supplemental response that the Compensation Committee retains significant discretion in determining the actual bonus payments for each NEO; however, the disclosure on page 103 is not consistent with this response. Please revise to provide a detailed discussion of how the actual payments are determined for the NEOs and the discretion of the Committee. We may have further comment.

Certain Relationships and Related Transactions, page 118

21.     Disclose, if material for Item 404 of Regulation S-K purposes, the value of the
        idle farm land in Latin America that you are considering transferring.

Financial Statements

DHM Holding Company, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements, page F-112

22.     We note the subsequent events footnote to the June 20, 2009 and January 3, 2009
        Dole Food Company, Inc. financial statements filed with your Form S-1/A (No.
        1).  Please tell us why the footnotes to your June 20, 2009 and January 3, 2009
        DHM Holding Company, Inc. financial statements did not also include a
        corresponding subsequent events footnote.

Exhibits

23.     We note your response to comment 40 from our letter dated September 11, 2009
        as it relates to prior exhibit 10.1.  Please revise to file this agreement in its
        entirety, including all schedules, exhibits and attachments.

24.     We have reviewed the draft legality opinion provided in response to prior
        comment 39.  Please revise to indicate the state law governing your legality
        opinion.  In addition, please file the draft legality opinion provided
        supplementally and any future draft legality opinions as correspondence on Edgar.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,


John Reynolds
Assistant Director


cc.      Jonathan Layne, Esq.
          (310) 552-7053